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                                                                  EXHIBIT 1(5)


             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

                             PREFERRED LOAN ENDORSEMENT


This Endorsement is a part of the policy or certificate to which it is attached.

While this Endorsement is in force, the interest rate credited to that portion of the policy value equal to existing debt will not be less than 7 1/2% after the tenth policy anniversary.

You may cancel this Endorsement at any time on written request. This Endorsement will be canceled if the Paid-Up Life Insurance Option is elected.


               Signed for the Company at Dover, Delaware


      /s/ Richard M. Reilly                    /s/ Abigail M. Armstrong

             President                                  Secretary